Exhibit 99.1

Aurora Cannabis Refutes Curaleaf's Latest Attempt To Distract Shareholders From The Facts

NASDAQ | TSX: ACB

  Curaleaf's announcement is a desperate effort to shift attention away from the fundamental issue facing shareholders: its inadequate hostile bid undervalues Aurora.
  Curaleaf's attempt to fabricate issues ignores the reality of its own balance sheet: more than $1 billion of debt1, including $500 million carrying an 11.5% interest rate, exposing shareholders to significant financial and dilution risks.
  Curaleaf's criticism ignores four key facts: Aurora's ATM was publicly disclosed months before the hostile bid, was designed to support accretive acquisitions in Canada and the UK, has been inactive for several weeks and, prior to February 2026, had not been utilized by Aurora for three years.
  Curaleaf's latest allegations are a transparent attempt to divert attention from the unresolved regulatory deficiencies in their inadequate hostile bid. On September 2, Aurora raised its own complaint with the Alberta Securities Commission about the deficiencies in Curaleaf's hostile bid. Curaleaf has ignored these material concerns.
  Aurora's Special Committee and Board have unanimously recommended that shareholders REJECT Curaleaf's hostile bid by TAKING NO ACTION and NOT TENDERING their shares.

EDMONTON, AB, Sept. 14, 2026 /CNW/ -- Aurora Cannabis Inc. ("Aurora" or the "Company") (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, today responded to the application by Curaleaf Holdings, Inc. ("Curaleaf") (TSX: CURA) (OTCQX: CURLF) to halt Aurora's at-the-market ("ATM") program.

Aurora believes Curaleaf's filing is simply the latest attempt to distract shareholders from the fundamental issue before them: Curaleaf's hostile bid significantly undervalues Aurora and seeks to acquire Aurora's cash, unique EU-GMP assets, global growth platform and future upside at a discount.

Aurora's ATM program was publicly announced in February 2026, over six months before Curaleaf launched its hostile bid, as part of the Company's long-term international growth strategy. The program was established to provide Aurora with flexibility to pursue strategic and accretive opportunities that support long-term shareholder value, including increased cultivation capacity and M&A.

"Curaleaf is attempting to spin a story that simply does not align with the facts," said Miguel Martin, Executive Chairman and Chief Executive Officer of Aurora. "Our ATM program was established long before Curaleaf launched its inadequate hostile bid and was never designed as a response to it. It is a long-standing capital allocation tool that supports Aurora's growth strategy. Our most recent acquisitions in the UK that unlock our access to this critical market is a direct example of responsible use of funds generated from the ATM," Mr. Martin added.

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[1] "Debt" refers to indebtedness, including $500,000 senior secured notes at 11.5% interest, financial obligations and lease liabilities as of June 30, 2026, as filed in Curaleaf Holdings Inc financial statements on August 5, 2026, which can be found on Sedar+, EDGAR and Curaleaf's website.

"Curaleaf is trying to suggest that the existence of the ATM program somehow says something about the value of Aurora's business. It does not. The question for shareholders is whether Curaleaf's hostile offer fairly compensates them for the company they own today and the future value they are being asked to give up. We do not believe it does."

"The Board's responsibility is to maximize value for Aurora shareholders, not to make Aurora easier or cheaper for Curaleaf to acquire," concluded Mr. Martin. The ATM program will continue to be used only when the Board determines it is in the best interests of the Company to do so, having regard to all relevant factors.

Aurora shareholders are reminded that the company is debt free and maintains a strong cash position, providing the flexibility to continue investing in growth, innovation and strategic opportunities. Aurora believes shareholders should carefully consider whether exchanging ownership in a debt-free company with a proven international growth strategy for shares in a company carrying more than $1 billion of debt, concentrated voting control and additional governance and regulatory risks is in their best interests.

On September 2, Aurora's Board of Directors filed a directors' circular which UNANIMOUSLY recommended that shareholders REJECT Curaleaf's hostile bid by TAKING NO ACTION and NOT TENDERING their shares. The Board UNANIMOUSLY recommends that any Aurora shareholders who have tendered their shares to the hostile bid WITHDRAW those shares.

Curaleaf's latest application does not change the Board's view that its hostile bid is inadequate and fails to reflect the value of Aurora's business or the opportunities ahead.

Shareholder Assistance

Shareholders with questions about the hostile bid or who would like to receive ongoing updates may contact Kingsdale Advisors, Aurora's strategic advisor and information agent.

  Toll-Free (within North America): 1-800-749-9052
  Call or Text: 416-623-4172
  Email: contactus@kingsdaleadvisors.com

About Aurora Cannabis

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements and information about Curaleaf's Hostile Bid and the Board' recommendation to reject the Hostile Bid, the Company's ATM Program and use of proceeds, the Company's ability to pursue strategic and accretive opportunities that support long-term shareholder value, and statements regarding international growth opportunities and the Company's ability to access that market growth.

These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis, and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 10, 2026 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 14:12e 14-SEP-26